SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, January 30, 2013 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 e NYSE: GOL), (S&P: B, Fitch: B+, Moody’s: B3), the largest low-cost and low-fare airline in Latin America, announces a new partnership with Localiza Rent a Car S.A. that will make services for customers even more economic and convenient.

As of February 4, 2013, customers will be able to rent Localiza’s cars in GOL’s website while they book their flight (www.voegol.com.br). When customers rent a car through this channel, they will get a 20% discount over the car rental daily rates, besides an upgrade from group A (economic) to C (economic with air conditioning and hydraulic steering).

“We are the largest low-cost and low-fare airline in Latin America and Localiza is leader in the continent with 513 agencies with a fleet of 107,000 cars. Together, we will serve 51 domestic airports where we operate and services for customers will be more economic and convenient”, points out Paulo Kakinoff, GOL’s CEO. “This reveals how our partnership is extensive, well distributed and solid”, he adds.

Customers only get the discount and the category upgrade when they book a car rental via GOL’s website. In order to better serve customers, the Company simplified the buying experience, by offering Localiza’s car rentals after seat has been chosen. At any moment, customer is able to change, cancel or book a car clicking on the menu “Your flight” at GOL’s website.

“This new buying alternative adds benefits to the travel package of passenger who can save money and has the convenience of choosing a car to freely enjoy his/her route” highlights Eugenio Mattar, Localiza’s COO.

This partnership includes economic and executive cars. To check the categories, please access Localiza’s website (www.localiza.com). The car rental is not valid for purchases via call center, travel agencies and  VoeGOL stores. More information on the website www.voegol.com.br.

Through VOEGOL website, customer may also acquire the award-winning travel insurance, special GOL seats and excess baggage.

About Localiza Rent a Car S.A.

Localiza Rent a Car S.A. (BM&FBOVESPA: RENT3) is the largest car rental chain in South America, with operations in Brazil, Argentina, Bolivia, Colombia, Equator, Paraguay, Peru and Uruguay. Localiza has 7,053 employees, including franchisees and 513 agencies distributed in 352 cities of eight countries. With the newest fleet of the South America composed of 107,312 cars, Localiza offers a varied mix of models and serves more than three million customers in their leisure and business travels.

1	GOL Linhas Aéreas Inteligentes S.A

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 900 daily flights to 65 destinations in 10 countries in South America, Caribbean and the United States under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and eight abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

2	GOL Linhas Aéreas Inteligentes S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.